14048469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-66284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westbury Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Rubin — 203-418-8056 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Blvd.	Glastonbury	CT	06033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westbury Group LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public February 28th 2014

KELLEY A. MULHALL
Notary Public - Connecticut
My Commission Expires 07-31-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTBURY GROUP LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013

WESTBURY GROUP LLC
INDEX
DECEMBER 31, 2013

Independent Auditors' Report

To the Members
Westbury Group LLC

We have audited the accompanying statement of financial condition of Westbury Group LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westbury Group LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Glastonbury, Connecticut
February 28, 2014

WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets	
Cash	$66,673
Accounts receivable	29,750
Prepaid expenses	13,047
Deposits	8,549
Total Assets	$ 118,019
Liabilities and Members' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 65,981
Total Liabilities	65,981
Commitments	
Members' equity	52,038
Total Liabilities and Members' Equity	$ 118,019

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the State of Connecticut on November 13, 2003 as a limited liability company and is a registered broker-dealer with the Securities and Exchange Commission. The business purpose of the Company is to engage as broker/dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the Financial Industry Regulatory Authority, Inc.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

NOTE 2 – Summary of Significant Accounting Policies

The following is summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, revenue and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Revenue from investment banking services are recognized when earned. Non-refundable retainers are recognized as revenue in accordance with the terms of the investment banking agreements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if applicable. Management evaluates each receivable on case-by-case basis for collectability. As of December 31, 2013, no allowance was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on the straight-line method over one to five years. As of December 31, 2013, all property and equipment is fully depreciated.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was issued.

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2013 are comprised of the following:

Furniture and fixtures	$ 14,626
Machinery and equipment	14,254
Software	1,202
	30,082
Less accumulated depreciation	30,082
	$ 0

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company has net capital of $13,721, which is $8,721 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 4.81 to 1 at December 31, 2013.

NOTE 5 – Income Taxes

No provision for income taxes has been made as the Company is treated as a partnership for Federal income tax purposes. The Company's U.S. Federal and state income tax returns prior to fiscal year 2010 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters as operating expenses and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

NOTE 6 – Related Party Transactions

Guaranteed payments to partners that are designated to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income (loss). At December 31, 2013, $6,381 of guaranteed payments to partners is included in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 7 – Commitments

Office Lease

The Company signed a two year lease at its current location that commenced in August 2012 with monthly payments of $4,275. Future lease payments are $30,822 in 2014.

Redemption Agreement

In July 2012, the membership interests of two members were redeemed by the Company. Under the redemption agreement, the company is obligated to pay an earn-out to the former members equal to seventy percent of standard revenue less certain expenses, as defined. As of December 31, 2013, there is no redemption agreement payable. The obligation will continue until June 30, 2014.